RP ECKINGTON LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024 AND THE PERIOD FROM INCEPTION (APRIL 28, 2023) TO DECEMBER 31, 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
RP Eckington LLC
Washington DC

We have reviewed the accompanying financial statements of RP Eckington LLC (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, members' equity, and cash flows for the year ending December 31, 2024, and for the period from Inception (April 23, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 15, 2026
Calabasas, CA 91302

RP ECKINGTON LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	27,052	$	17,859
Due From Related Parties		25,000		-
Total Current Assets		**52,052**		**17,859**
Property and Equipment, net		179,174		-
Security Deposit		68,807		68,807
Total Assets	$	**300,033**	$	**86,666**
LIABILITIES AND MEMBERS' EQUITY				
Total Liabilities		**-**		**-**
MEMBERS' EQUITY				
Members' Equity		300,033		86,666
Total Members' Equity		**300,033**		**86,666**
Total Liabilities and Members' Equity	$	**300,033**	$	**86,666**

See accompanying notes to financial statements.

RP ECKINGTON LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

(USD $ in Dollars)	Year Ended December 31, 2024	For the Period from Inception (April 28, 2023) to December 31, 2023
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	11,833	13,334
Total Operating Expenses	**11,833**	**13,334**
Operating Loss	**(11,833)**	**(13,334)**
Interest Expense	-	-
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(11,833)**	**(13,334)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (11,833)**	**$ (13,334)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Inception- April 28, 2023	$ -
Members' Contribution	100,000
Net Loss	(13,334)
Balance—December 31, 2023	$ 86,666
Members' Contribution	225,200
Net Loss	(11,833)
Balance—December 31, 2024	$ 300,033

See accompanying notes to financial statements.

RP ECKINGTON LLC
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

(USD $ in Dollars)	Year Ended December 31, 2024		For the Period from Inception (April 28, 2023) to December 31, 2023
CASH FLOW FROM OPERATING ACTIVITIES			
Net Loss	$ (11,833)	$	(13,334)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities			
Depreciation of Property	657		-
Changes in Operating Assets and Liabilities:			
Due From Related Parties	(25,000)		-
Security Deposit	-		(68,807)
Net Cash Used In Operating Activities	**(36,176)**		**(82,141)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment	(179,831)		-
Net Cash Used in Investing Activities	**(179,831)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES			
Members' Contribution	225,200		100,000
Net Cash Provided by Financing Activities	**225,200**		**100,000**
Change in Cash	**9,193**		**17,859**
Cash —Beginning of The Year	17,859		-
Cash—End of The Year	**$ 27,052**	**$**	**17,859**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash Paid During the Year for Interest	$ -	$	-
Cash Paid During the Year for Income Taxes	$ -	$	-

See accompanying notes to financial statement

1.   NATURE OF OPERATION

RP Eckington LLC was formed on April 28, 2023 in the state of Washington District of Columbia. The financial statements of RP Eckington LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington DC

RP ECKINGTON LLC, doing business as Right Proper Eckington, was established in April 2023 to develop and operate a full-service restaurant and on-site brewpub in Washington, DC. The Company is currently in the pre-operational phase, with construction expected to commence in 2026 following completed architectural plans and permitting. Upon completion, the business will operate a 150-seat restaurant offering American pub-style cuisine and house-brewed beer, with the majority of revenue generated from on-premise sales.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2024 and 2023, the Company's cash did not exceed FDIC insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Leasehold Improvements	10 years
Computer Equipment	5 years

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3)

measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is in pre-revenue stage.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases
The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The Company has entered into a lease agreement for its operating premises; however, the lease commencement date is in April 2026. Accordingly, as of December 31, 2024 and 2023, no right-of-use asset or lease liability has been recognized.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that

require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2024		2023
Leasehold Improvements	$	176,546	$	-
Computer Equipment		3,285		-
Property and Equipment, at cost		**179,831**		**-**
Accumulated Depreciation		(657)		-
Property and Equipment, net	$	**179,174**	$	**-**

Depreciation expense for the years ended December 31, 2024 and 2023 was $657 and $0, respectively.

4.   LEASES

On July 21, 2023, the Company entered into a lease agreement with ECKINGTON NW RETAIL, L.L.C. for retail premises to be used as a restaurant and brewpub in Washington, DC. The lease has a 10-year term commencing on April 1, 2026, with initial annual rent of approximately $208,506 (approximately $17,376 per month) and a security deposit of $68,807.

5.   EQUITY AND CAPITALIZATION

The following table summarizes the units outstanding as of December 31, 2024:

As of Year Ended December 31, 2024

Member's name	Class	Number of units	Ownership percentage
Leah Cheston	Class A	1	85.0%
Other members	Class B	12	15.0%
TOTAL			**100.0%**

The Company is managed by one or more Managers, with overall authority over the Company's business and affairs. Membership interests are divided into Class A and Class B units, representing ownership interests with differing rights and responsibilities. Class A Members typically hold a controlling interest and are actively involved in the management and operations of the Company, while Class B Members represent passive investors with economic interests but limited involvement in management. Profit and loss allocations, as well as distributions, are generally made in accordance with Members' respective ownership interests and capital accounts, subject to specific distribution provisions outlined in the Operating Agreement. Distributions are made at the discretion of the Manager based on available cash and operational needs. Membership interests are subject to transfer restrictions, and liquidity is limited. Transfers generally require Manager Approval, and withdrawal or disposition of interests is governed by the terms of the Operating Agreement.

6.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2025, the Company granted a short-term advance of $25,000 to Right Proper, LLC, a related party under common ownership. The advance was non-interest bearing and was fully repaid in August 2025. As of December 31, 2024, the outstanding balance of $25,000 was included in due from related parties, while no balance remained outstanding as of December 31, 2025.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $11,833, an operating cash outflow of $36,176. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

9. SUBSEQUENT EVENTS

Subsequent to December 31, 2024, the Company issued an additional 4.5 Class B membership units for total consideration of $237,500.

On July 8, 2025, the Company issued a convertible promissory note in the principal amount of $150,000. The note bears interest at a rate of 10% per annum and matures 36 months from the issuance date.